Exhibit 10.3

ICO Europe BV
Mijweg 41, P.O. Box 5187
NL-3295 ZH ’s-Gravendeel,
The Netherlands
+31 78-623-8111

Mr. Derek Bristow
Via Delle Viole 4c
Santa Maria Di Negrar
Verona
Italy

Houston, Texas USA, 6 July 2005

Re.: Extension of and Modification to agreement dated 18 July 2003

Dear Mr. Bristow:

We are happy to confirm to you that our Company wishes to continue your appointment in the position of Managing Director of ICO Polymers Italy Srl (formerly known as Verplast Srl) (“ICO Polymers Italy”), our Italian subsidiary, and as a Managing Director of ICO Europe BV, and on behalf of ICO, Inc. as the Group President of ICO, Inc.’s European division, ICO Europe.

Your appointment will continue for a two-year period from 18 July 2005. This agreement is considered an extension of and modification to our agreement dated 18 July 2003. We will invite the ICO Polymers Italy Shareholders' Meeting to confirm your continued appointment to the Board of that company for an additional two-year period. We will also invite ICO Polymers Italy Shareholders' Meeting and its Board of Directors to grant you with the following:

Remuneration and Benefits
1.
a yearly gross compensation (“base salary”) consisting of the sum of € 65,120 plus $ 182,685 New Zealand Dollars (NZD) (representing € 97,680 converted to NZD at the Exchange Rate1), paid in twelve equal monthly installments (which base salary may be amended by mutual written agreement of the parties);

2.	reimbursement of your annual property management fees actually incurred in New Zealand (not to exceed Euro 1000 per year);
3.
a one-time tax equalization payment, relating to 2004 compensation, of NZ $ 77,516 (representing € 41,447 converted at the Exchange Rate (this amount is payable following the execution of this agreement);

1 As used in this Agreement, the capitalized term “Exchange Rate” means the NZD/Euro exchange rate of 1.87024, which was the exchange rate in effect on September 7, 2004.

Derek Bristow
6 July 2005

4.
a one-time payment of NZ 4,369 (representing € 2,336, converted at the Exchange Rate) (this amount is intended to compensate for the exchange rate loss that would not have occurred if you had been paid the above base salary, partially in NZD, since September 7, 2004);

5.
a tax equalization payment relating to 2005 compensation, which cannot be determined until the conclusion of calendar 2005, but is currently estimated at (and not to exceed) € 65,475, assuming you continue to serve in your current position throughout calendar 2005 (this amount will be payable during calendar year 2006 after Deloitte Tax or a comparable outside accounting firm has computed your Italian taxes due for calendar 2005 and the taxes that would have been due on an equivalent income in New Zealand);

6.	full refund of reasonable round trip travel expenses for you, your wife, and each of your three children to travel roundtrip between Italy and New Zealand or Australia once per year;
7.
continuation of your private health insurance in New Zealand, with reasonable and customary coverages and deductibles or copayments, for you, your wife, your two daughters, and your son, plus reimbursement for travel to New Zealand necessitated by any surgery or other emergency or unexpected and necessary medical procedures to be performed in New Zealand, and reimbursement for reasonable and necessary emergency medical expenses incurred in Europe, to the extent not covered by insurance;

8.
a one-time “back-pay” contribution into your New Zealand superannuation fund totaling NZ $ 41,968 (representing € 22,440 converted at the Exchange Rate), intended to compensate for the lack of contributions during the time periods since July 2003;

9.	going forward, matching your contributions to the New Zealand superannuation fund, up to 8% of your base salary per annum;
10.	payment of tuition and fees for your youngest child to attend the American School of Milan, or a comparable school for English speaking students;
11.	you may qualify to receive annual bonus for FY 2005 pursuant to the terms of the ELT Incentive Compensation Plan;
12.	entitlement to the use of a fully expensed company car;

Professional Fees

13.
payment of advice and costs of Deloitte Tax (or a comparable accounting firm approved by ICO Polymers Italy) related to filing your tax returns for 2004, 2005, 2006, and 2007 (provided that you have been working in Italy for the Company during the relevant time periods);

14.	payment for obtaining and renewing work and temporary residence permits for you and your family;

Repatriation Expenses

15.
upon conclusion of your service in Italy, payment of or reimbursement for (a) return flights to New Zealand or your alternative new residence for each of your immediate family members; (b) reasonable moving expenses; and (c) reasonable expenses incurred for storage of household goods and personal effects for up to two months.

Derek Bristow
6 July 2005

Early Repatriation

16.
Should you determine that for personal reasons you require repatriation prior to the expiration of the two-year period, you agree to provide ICO Polymers Italy with at least three months prior written notice of your intention to relinquish your position, and you shall be entitled to receive pro-rated compensation and benefits earned through your last date of service in Italy (including pro-rated base salary and tax equalization compensation), plus the costs of preparing Italian tax returns for all periods that you resided in Italy serving ICO Polymers Italy, and all repatriation expenses described above.

Bonus Payments

17.
It is agreed that any annual incentive bonus payable under the ELT Incentive Compensation Plan or any other performance-based or incentive compensation paid to you that is calculated in Euros shall be converted to NZD at the Exchange Rate and paid to you in NZD.

The intent of the “tax equalization” obligation set forth in clauses 3 and 5 above is to ensure that your effective tax burden while working in Italy is approximately the same as it would have been if you had been working in New Zealand during the same time period earning the same compensation, recognizing that the effective tax rates are significantly higher in Italy than in New Zealand.

ICO Polymers Italy shall continue to pay or reimburse your reasonable and necessary business expenses, including vehicle and mobile phone expenses, per the 18 July 2003 agreement. Furthermore, all other provisions in the agreement dated 18 July 2003, including without limitation the confidentiality and non-competition provisions, remain in force and effect, except to the extent that any terms in this letter directly conflict, in which case the terms of this 6 July 2005 letter shall govern.

If the above is consistent with our understandings, please execute a copy of this letter duly signed for unconditional acceptance.

  Best regards,

                                      /s/   Jon C. Biro
                                      Jon C. Biro
                          Managing Director
                          ICO Europe, B.V.

For unconditional acceptance:

_____25 July 2005

Derek Bristow
 /s/ Derek Bristow